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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                       FORM 8-A


                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934


                             OEC COMPRESSION CORPORATION
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             (Exact name of registrant as specified in its charter)


     Oklahoma                                                    73-1345732
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(State of incorporation                                       (I.R.S. Employer
or organization)                                             Identification No.)


     2501 Cedar Springs Road, Suite 600
     Dallas, Texas                                                    75201
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(Address of principal executive offices)                              (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


                                                           Name of each exchange
Title of each class                                       on which each class is
to be so registered                                             to be registered
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Common Stock, $0.01                                      American Stock Exchange
par value per share

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [x].

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) check the following box [ ].

     Securities Act registration statement file number to which this form relates: n/a

          Securities to be registered pursuant to Section 12(g) of the Act:

                                         None
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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

                             DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     Under the Company's Certificate of Incorporation, the Company is authorized to issue up to 60,000,000 shares of Common Stock, par value $.01 per share. At August 7, 1998, there were approximately 29,381,211 shares of Common Stock outstanding. Subject to any preferential rights of the holders of any outstanding shares of preferred stock, the holder of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may, from time to time, determine. Holders of the Common Stock are entitled to share ratably in the net assets of the Company upon liquidation or dissolution after payment or provision for all liabilities and any preferential liquidation rights of any outstanding shares of preferred stock. Holders of Common Stock are entitled to one vote per share on matters voted upon by the stockholders. The Common Stock has no preemptive rights and no subscription, redemption or conversion privileges. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors subject to election. All of the outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

     Under the Company's Certificate of Incorporation, the Board of Directors of the Company is empowered, without further approval from the stockholders of the Company, to issue up to 1,000,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"), in one or more series and to establish the number of shares to be included in each such series and the rights, powers, preferences and limitations of each series. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford to the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of the Preferred Stock could have the effect of delaying or preventing a change in control of the Company. No shares of Preferred Stock have ever been issued, and the Company's Board of Directors has no present plans to issue any Preferred Stock.

DIVIDENDS

     The Company does not presently intend to declare or pay dividends on the Common Stock. The Company currently intends to retain as much of its earnings as possible for the expansion of its business and operations. Any dividends to holders of Common Stock


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will be subject to the dividend preferences on any class of Preferred Stock issued by the Company in the future having a dividend preference. It is likely that any credit or loan agreements that the Company may enter into in the future may limit, restrict or prohibit the payment of dividends on the Common Stock. Payments of dividends in the future, if any, will depend on the applicable legal and contractual restrictions, as well as the financial conditions and requirements of the Company and general business conditions.

STOCKHOLDER ACTION

     Pursuant to the Company's Bylaws, with respect to any act or action required of or by the holders of Common Stock, the affirmative vote of the holders of a majority of the issued and outstanding Common Stock entitled to vote thereon, which are present in person or represented by proxy at the meeting called for that purpose, is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided in the Bylaws or by law.

     The Company's Bylaws provide that stockholders may take certain action without the holding of a meeting by written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the Company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to such action. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. Pursuant to the rules and regulations of the Commission, if stockholder action is taken by written consent, the Company will be required to send to each stockholder entitled to vote on the matter acted upon, but whose consent was not requested, an information statement containing information substantially similar to that which would have been contained in a proxy statement.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

      The Company's authorized but unissued capital stock consists of approximately 19,855,880 shares of Common Stock. One of the effects of the existence of authorized by unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, authorized but unissued shares of Common Stock could be issued by the Board of Directors, without stockholder approval, in one or more private offerings or other


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transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The Company's Certificate of Incorporation also grants the Board of Directors broad power to establish the rights and preferences of authorized by unissued Preferred Stock, one or more series of which could be issued entitling holders to vote separately as a class on any proposed merger or consolidation, to convert Preferred Stock into a larger number of shares of Common Stock or other securities, to demand redemption at a specified price under prescribed circumstances related to a change in control, or to exercise other rights designed to impede a takeover. The issuance of Preferred Stock pursuant to the Board's authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock, and adversely affect the rights and powers, including voting rights, of such holders, and may have the effect of delaying, deferring or preventing a change in control of the Company. The Board of Directors does not intend to seek stockholder approval prior to any issuance of authorized but unissued Preferred or Common Stock, unless otherwise required by law.

CERTIFICATE OF INCORPORATION AND BYLAWS

     Under Oklahoma law, the exclusive power to adopt, amend and repeal bylaws is conferred solely upon the stockholders unless the corporation's certificate of incorporation also confers such power upon its board of directors. Under the Company's Certificate of Incorporation, the Board of Directors has been granted this power. Under the Company's Bylaws, the Board of Directors is divided into three classes of directors serving staggered terms. One class of directors is elected at each annual meeting of stockholders for a three-year term. These provisions, in addition to the existence of authorized but unissued capital stock, may have the effect, either alone or in combination with each other, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

OKLAHOMA TAKEOVER STATUTE

     The Company is subject to Section 1090.3 of the Oklahoma General Corporation Act. In general, Section 1090.3 prevents an "interested stockholder" from engaging in a "business combination" with an Oklahoma corporation for three years following the date such person became an interested stockholder, unless (i) prior to the date such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved


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the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held (y) by directors who are also officers of the corporation and (z) by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 1090.3, the restrictions described above do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of a number of extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

     Section 1090.3 defines a "business combination" to include (i) any merger or consolidation involving the corporation and an interested stockholder, (ii) any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of assets of the corporation, (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder,
(iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, (v) the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation or (vi) any share acquisition by the interested stockholder from the corporation pursuant to Section 1090.1 of the Oklahoma General Corporation Act. In addition, an "interested stockholder" is defined generally as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such an entity or person.


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STOCKHOLDER REPORTS

     The Company will furnish to its stockholders annual reports containing audited consolidated financial statements reported on by independent public accountants for each fiscal year and, upon request, quarterly reports containing unaudited consolidated financial information for the first three quarters of each fiscal year.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholders Services.


ITEM 2.   EXHIBITS

     Listed below are all exhibits filed as part of the registration statement:

     3.1. Certificate of Incorporation of the Corporation. Previously filed as
Exhibit 3.1 to the Company's Registration Statement on Form S-8 (File No. 333-23925), which Exhibit is incorporated herein by reference.

     3.2  Amendment to Certificate of Incorporation.  Previously filed as
Exhibit 3.2 to the Company Registration Statement on Form S-8 (File No. 333-23925), which Exhibit is incorporated herein by reference.

     *3.3 Second Amendment to Certificate of Incorporation.

     *3.4 Amended and Restated Bylaws of Corporation.

*    Filed herewith.




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                                      SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                       OEC COMPRESSION CORPORATION



                                       By: /s/ Jack Brannon
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                                          Name: Jack Brannon
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                                          Title: Executive Vice-President
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Date: August 7, 1998
















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